Exhibit 4.41

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of November 18, 2010, by and between China Dredging Group Co., Ltd., a company incorporated and existing under the laws of the BVI (the “Company”) and Mr. Alfred Ho (HKID G483990(A) (the “Executive”).  The term “Company” as used herein with respect to all obligations of the Executive hereunder shall be deemed to include the Company and all of its direct or indirect parent companies, subsidiaries, affiliates or subsidiaries or affiliates of its parent companies (collectively, the “Group”).

RECITALS

A.           The Company desires to employ the Executive and to assure itself of the services of the Executive during the term of Employment (as defined below).

B.           The Executive desires to be employed by the Company during the term of Employment and under the terms and conditions of this Agreement.

AGREEMENT

The parties hereto agree as follows:

1.	POSITION

The Executive hereby accepts a position of CFO in charge of financing and accounting department (the “Employment”) of the Company.

2.	TERM

Subject to the terms and conditions of this Agreement, the initial term of the Employment shall be 3 years, commencing on December 1, 2010 (the “Effective Date”), until November 30, 2013, unless terminated earlier pursuant to the terms of this Agreement.

3.	DUTIES AND RESPONSIBILITIES

The Executive’s duties at the Company will include all jobs assigned by the Company’s Chief Executive Officer.

The Executive shall devote all of his working time, attention and skills to the performance of his duties at the Company and shall faithfully and diligently serve the Company in accordance with this Agreement and the guidelines, policies and procedures of the Company approved from time to time by the Board.

The Executive shall use his best efforts to perform his duties hereunder.  The Executive shall not, without the prior written consent of the Board, become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be concerned or interested in the business or entity that competes with that carried on by the Company (any such business or entity, a “Competitor”), provided that nothing in this clause shall preclude the Executive from holding any shares or other securities of any Competitor that is listed on any securities exchange or recognized securities market anywhere.  The Executive shall notify the Company in writing of his interest in such shares or securities in a timely manner and with such details and particulars as the Company may reasonably require.

4.	NO BREACH OF CONTRACT

The Executive hereby represents to the Company that:  (i) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or otherwise bound, except for agreements that are required to be entered into by and between the Executive and any member of the Group pursuant to applicable law of the jurisdiction where the Executive is based, if any; (ii) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Executive entering into this Agreement or carrying out his duties hereunder; and (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other member(s) of the Group, as the case may be.

5.	LOCATION

The Executive will be based in Fuzhou City, China or any other location as requested by the Company during the term of this Agreement.

6.	COMPENSATION AND BENEFITS

(a)
Cash Compensation.  The Executive’s monthly cash compensation should be HK$50,000 (or other currency equivalent to such amount) and should be paid by the fifth day of the next month.  The Executive’s bonus should be determined by the Board or the Board Compensation Committee pursuant to the articles of association of the Company.

(b)
Benefits.  The Executive is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, and travel holiday policy.

7.	TERMINATION OF THE AGREEMENT

(a)
By the Company.  The Company may terminate the Employment for cause, at any time, without advance notice or remuneration, if (i) the Executive is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, (ii) the Executive has been negligent or acted dishonestly to the detriment of the Company, (iii) the Executive has engaged in actions amounting to misconduct or failed to perform his duties hereunder and such failure continues after the Executive is afforded a reasonable opportunity to cure such failure, (iv) the Executive has died, or (v) the Executive has a disability which shall mean a physical or mental impairment which, as reasonably determined by the Board, renders the Executive unable to perform the essential functions of his employment with the company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply.

In addition, the Company may terminate the Employment without cause, at any time, upon one-month prior written notice to the Executive.  Upon termination without cause, the Company shall provide the Executive with severance payment in cash in an amount equal to the Executive’s 3-months salary at the then current rate.  Under such circumstance, the Executive agree not to make any further claims for compensation for loss of office, accrued remuneration, fees, wrongful dismissal or any other claim whatsoever against the Company or its subsidiaries or the respective officers or employees of any of them.

(b)
By the Executive.  If there is a material and substantial reduction in the Executive’s existing authority and responsibilities, the Executive may resign upon one-month prior written notice to the Company.  In addition, the Executive may resign prior to the expiration of the Agreement if such resignation is approved by the Board or an alternative arrangement with respect to the Employment is agreed to by the Board.

(c)
Notice of Termination.  Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party.  The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

8.	CONFIDENTIALITY AND NON-DISCLOSURE

(a)
Confidentiality and Non-disclosure.  In the course of the Executive’s services, the Executive may have access to the Company and/or the Company’s customer/supplier’s and/or prospective customer/supplier’s trade secrets and confidential information, including but not limited to those embodied in memoranda, manuals, letters or other documents, computer disks, tapes or other information storage devices, hardware, or other media or vehicles, pertaining to the Company and/or the Company’s customer/supplier’s and/or prospective customer/supplier’s business.  All such trade secrets and confidential information are considered confidential.  All materials containing any secrets and confidential information are the property of the Company and/or the Company’s customer/supplier and/or prospective customer/supplier, and shall be returned to the Company and/or the Company’s customer/supplier and/or prospective customer/supplier upon expiration or earlier termination of this Agreement.  The Executive shall not directly or indirectly disclose or use any such trade secret or confidential information, except as required in the performance of the Executive’s duties in connection with the Employment, or pursuant to applicable law.

(b)
Trade Secrets.  During and after the Employment, the Executive shall hold the Trade Secrets in strict confidence; the Executive shall not disclose these Trade Secrets to anyone except other employees of the Company who have a need to know the Trade Secrets in connection with the Company’s business.  The Executive shall not use the Trade Secrets other than for the benefits of the Company.

“Trade Secrets” means information deemed confidential by the Company, treated by the Company or which the Executive know or ought reasonably to have known to be confidential, and trade secrets, including without limitation designs, processes, pricing policies, methods, inventions, conceptions, technology, technical data, financial information, corporate structure and know how, relating to the business and affairs of the Company and its subsidiaries, affiliates and business associates, whether embodied in memoranda, manuals, letters or other documents, computer disks, tapes or other information storage devices, hardware, or other media or vehicles.  Trade Secrets do not include information generally known or released to public domain through no fault of yours.

(c)
Former Employer Information.  The Executive agrees that he or she has not and will not, during the term of his employment, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the Executive has an agreement or duty to keep in confidence information acquired by Executive, if any, or (ii) bring into the premises of Company any document or confidential or proprietary information belonging to such former employer, person or entity unless consented to in writing by such former employer, person or entity.  The Executive will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)
Third Party Information.  The Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.  The Executive agrees that the Executive owes the Company and such third parties, during the Executive’s employment by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

This Section 8 shall survive the termination of this Agreement for any reason.  In the event the Executive breaches this Section 8, the Company shall have right to seek remedies permissible under applicable law.

9.	INVENTIONS

(a)
Inventions Retained and Licensed.  The Executive doesn’t have any inventions, ideas, improvements, designs and discoveries, whether or not patentable and whether or not reduced to practice, original works of authorship and trade secrets made or conceived by or belonging to the Executive (whether made solely by the Executive or jointly with others) that (i) were developed by Executive prior to the Executive’s employment by the Company (collectively, “Prior Inventions”), (ii) relate to the Company’s actual or proposed business, products or research and development, and (iii) are not assigned to the Company hereunder; the Executive hereby acknowledges that, if in the course of his service for the Company, the Executive incorporates into a Company product, process or machine a Prior Invention owned by the Executive, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide right and license (which may be freely transferred by the Company to any other person or entity) to make, have made, modify, use, sell, sublicense and otherwise distribute, such Prior Invention as part of or in connection with such product, process or machine.

(b)
Disclosure and Assignment of Inventions.  The Executive understands that the Company engages in research and development and other activities in connection with its business and that, as an essential part of the Employment, the Executive is expected to make new contributions to and create inventions of value for the Company.

From and after the Effective Date, the Executive shall disclose in confidence to the Company all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets (collectively, the “Inventions”), which the Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the Executive’s Employment at the Company.  The Executive acknowledges that copyrightable works prepared by the Executive within the scope of and during the period of the Executive’s Employment with the Company are “works for hire” and that the Company will be considered the author thereof.  The Executive agrees that all the Inventions shall be the sole and exclusive property of the Company and the Executive hereby assign all his right, title and interest in and to any and all of the Inventions to the Company or its successor in interest without further consideration.

(c)
Patent and Copyright Registration.  The Executive agrees to assist the Company in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, trade secret rights, and other legal protection for the Inventions.  The Executive will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections.  The Executive’s obligations under this paragraph will continue beyond the termination of the Employment with the Company, provided that the Company will reasonably compensate the Executive after such termination for time or expenses actually spent by the Executive at the Company’s request on such assistance.  The Executive appoints the Secretary of the Company as the Executive’s attorney-in-fact to execute documents on the Executive’s behalf for this purpose.

(d)
Return of Confidential Material.  In the event of the Executive’s termination of employment with the Company for any reason whatsoever, Executive agrees promptly to surrender and deliver to the Company all records, materials, equipment, drawings, documents and data of any nature pertaining to any confidential information or to his employment, and Executive will not retain or take with him or her any tangible materials or electronically stored data, containing or pertaining to any confidential information that Executive may produce, acquire or obtain access to during the course of his employment.

This Section 9 shall survive the termination of this Agreement for any reason.  In the event the Executive breaches this Section 9, the Company shall have right to seek remedies permissible under applicable law.

10.	CONFLICTING EMPLOYMENT.

The Executive hereby agrees that, during the term of his employment with the Company, he will not engage in any other employment, occupation, consulting or other business activity related to the business in which the Company is now involved or becomes involved during the term of the Executive’s employment, nor will the Executive engage in any other activities that conflict with his obligations to the Company without the prior written consent of the Company.

11.	NON-COMPETITION AND NON-SOLICITATION

In consideration of the compensation provided to the Executive by the Company hereunder, the adequacy of which is hereby acknowledged by the parties hereto, the Executive agrees that during the term of the Employment and for a period of two years following the termination of the Employment for whatever reason:

(a)
Unless expressly consented to by the Company, the Executive will not assume employment with or provide services as a director or otherwise for any Competitor, or engage, whether as principal, partner, licensor or otherwise, in any Competitor and

(b)
unless expressly consented to by the Company, the Executive will not seek directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any employee of the Company employed as at or after the date of such termination, or in the year preceding such termination.

The provisions contained in Section 11 are considered reasonable by the Executive and the Company.  In the event that any such provisions should be found to be void under applicable laws but would be valid if some part thereof was deleted or the period or area of application reduced, such provisions shall apply with such modification as may be necessary to make them valid and effective.

This Section 11 shall survive the termination of this Agreement for any reason.  In the event the Executive breaches this Section 11, the Executive acknowledges that there will be no adequate remedy at law, and the Company shall be entitled to injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate).  In any event, the Company shall have right to seek all remedies permissible under applicable law,

12.	WITHHOLDING TAXES

Notwithstanding anything else herein to the contrary, the Executive shall pay by himself any amounts otherwise due or payable under or pursuant to this Agreement such national, provincial, local or any other income, employment, or other taxes as may be required to be paid pursuant to any applicable law or regulation, and the Executive shall handle all the relative formalities by himself.

13.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that (i) the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the Group without such consent, and (ii) in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

14.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

15.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding, between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter.  The Executive acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement.  Any amendment to this Agreement must be in writing and signed by the Executive and the Company.

16.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of People Republic of China.

17.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

18.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof.  Nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.  No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

19.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be served to the addresses set forth below in the manner of (i) delivering by hand, (ii) otherwise delivering against receipt therefore, (iii) sending by a recognized courier with next-day or second-day delivery to the last known address of the other party; or (iv) sending by e-mail with confirmation of receipt.

The Company’s address is:

Floor 18, Tower A, Zhongshan Building,
No. 154, Hudong Road, Gulou District,
Fuzhou City, Fujian Province, PRC

The Executive’s address is:

Room 1303, 13/F, Kowloon Building
555 Nathan Road, Kowloon
Hong Kong.

20.	COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument.

21.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that such party has had the opportunity to consult with legal counsel of choice.  In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

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In WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

For and on behalf of

CHINA DREDGING GROUP CO., LTD.

By:	/s/ Xinrong Zhuo
Xinrong ZHUO
Title: CEO

Executive

Signature:	/s/ Alfred Ho
Alfred HO